EMI

RECEIVED
2006 AUG -8 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

By Airmail

2nd August, 2006.

Attn: Filing Desk - Stop 1-4

06015807

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 31st July 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement dated 1st August 2006 confirming that, as at 27th July 2006, Barclays PLC no longer had a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

PROCESSED
AUG 08 2006
THOMSON FINANCIAL

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

Enc.

dlw 8/8

EMI

VIA PR NEWSWIRE DISCLOSE

ER 06/69

Company Announcements Office,
London Stock Exchange.

1st August, 2006.

EMI Group plc - Holding in Company

As required by Listing Rule 9.6.7, the Company advises that it has been informed by Barclays PLC, in a letter dated 28th July 2006 and received by post on 1st August 2006, that, as at 27th July 2006, Barclays PLC ceased to have a notifiable interest in EMI Group plc Ordinary Shares of 14p each.

EMI Group plc 27 Wrights Lane London W8 5SW UK Tel +44 (0)20 7795 7000 Fax +44 (0)20 7795 7001
Registered Office: Address as above. Registered in England No. 229231